Filed by SVB Financial Group

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Boston Private Financial Holdings, Inc.

Commission File No.: 001-35070

The following is a transcript of a conference call held by SVB Financial Group on January 4, 2020 at 2:45 p.m. PT to discuss the entry into a definitive merger agreement by and between SVB Financial Group and Boston Private Financial Holdings, Inc.

Call Participants

EXECUTIVES

Daniel J. Beck

Chief Financial Officer

Gregory W. Becker

President, CEO & Director

Marc C. Cadieux

Chief Credit Officer

Meghan O’Leary

Head of Investor Relations

ANALYSTS

Bill Carcache

Wolfe Research, LLC

Ebrahim Huseini Poonawala

BofA Merrill Lynch, Research Division

Jennifer Haskew Demba

Truist Securities, Inc., Research Division

John G. Pancari

Evercore ISI Institutional Equities, Research Division

Kenneth Allen Zerbe

Morgan Stanley, Research Division

Steven A. Alexopoulos

JPMorgan Chase & Co, Research Division

Presentation

Operator

Welcome to the SVB Financial Group conference call. My name is Darryl, and I’ll be your operator for today’s call. [Operator Instructions] Please note that this conference is being recorded. I will now turn the call over to Meghan O’Leary, Head of Investor Relations. Meghan, you may begin.

Meghan O’Leary

Head of Investor Relations

Thank you, Darryl. Hello, and thank you for joining us today. SVB Financial Group’s CEO, Greg Becker; Chief Financial Officer, Dan Beck; and Chief Credit Officer, Marc Cadieux, are here today to talk about our announced acquisition of Boston Private Financial Holdings.

Today’s news release and the slides we’ll be using on this call have been filed with the SEC and are available on the Investor Relations section of our website.

Before we get started, I will ask you to read the important information regarding forward-looking statements and use of non-GAAP financial measures on Slide 2 of the presentation. Please see the tables beginning on Page 16 of Boston Private’s latest earnings release for a reconciliation of the most comparable GAAP financial measures to the non-GAAP financial measures used in this presentation.

And now I will turn the call over to Greg Becker.

Gregory W. Becker

President, CEO & Director

Thank you, Meghan, and thank you all for joining us today. I’m excited to announce SVB’s acquisition of Boston Private and to welcome employees, shareholders and clients of Boston Private to the SVB team.

As we’ve outlined on Slide 3, the combination of SVB and Boston Private will significantly accelerate and scale the growth of our private bank and wealth management strategy, expanding our assets under management exponentially; advancing our expertise, products and technology; and providing the opportunity to deepen our client relationships and capture a larger portion of this $400 billion opportunity among our clients.

Boston Private is attractive to us for many reasons. It’s a premier private banking and wealth management firm with outstanding Net Promoter Scores and a strong client-centric culture similar to our own. Boston Private’s deep private banking and wealth management expertise are backed by a comprehensive product suite, a next-generation digital platform and a presence in key innovation centers across the country. Under the joint leadership of SVB and Boston Private, the combined platform will give us a full complement of people, capabilities, technology and scale to meet the personal financial needs of our clients. SVB will benefit from Boston Private’s product range and technology, while Boston Private will have access to SVB’s expertise in the innovation economy and the clients and high-growth opportunities presented by it, including unique investment products offered by SVB.

Boston Private’s clients will also benefit from the power of SVB’s larger balance sheet and financial strength, which will enable us to drive growth, support larger opportunities and attract top-quality talent.

We’ll be acquiring Boston Private at what we believe is an excellent value for SVB and Boston Private shareholders. The transaction will deliver strong financial metrics, further diversifying our revenue and enhancing our profitability. It will be accretive to both tangible book value per share and earnings per share.

Moving to Slide 4. SVB’s strategic vision is to be the most sought-after financial partner in the innovation economy. We believe Boston Private will bring us one step closer to this vision, enabling us to deepen our personal relationships with clients by improving the scope and depth of the services and expertise we can offer them while leveraging the value of our unique networks and connections in the innovation economy on their behalf. So whether they’re a client who’s growing a business, accessing capital markets, searching for market insights, looking for investments in the innovation economy or planning for their family’s future, we will have them covered.

Turning to Slide 5. We view SVB’s private banking and wealth business as a key source of future growth and a critical need for our clients. Our innovation clients dominate nearly every published list of the fastest growing, most successful and most promising companies in the world. Companies in the innovation economy enjoy access to extraordinary liquidity as a result of robust funding and exit markets, and the individuals associated with them experienced dramatic new wealth creation through the same liquidity events.

We believe the existing potential total client position, that is, the potential wealth management assets, lending and deposits opportunity of our clients, is approximately $400 billion today. And the wealth opportunity is expected to grow twice as fast as the rest of the U.S. wealth management industry. We see a tremendous opportunity to deepen our personal relationships with clients through the addition of Boston Private’s expertise, products and differentiated technology platform and to win a much greater share of the considerable wealth market tied to the innovation market.

Moving to Slide 6. I’d like to go into a little more detail about why we think Boston Private is a great fit for SVB. Boston Private’s outstanding reputation and exceptional Net Promoter Score, which is almost 2x the banking industry average, stand out in an industry where excellent service and reputation are meaningful differentiators. Their strong scores are a direct reflection of their approach to clients, which, like SVB’s culture, prioritizes client outcomes and personalized relationships.

Boston Private’s product set is robust and includes capabilities that are increasingly important to our private banking strategy, including tax planning, trust services, philanthropy and estate planning, capabilities we would otherwise have to build over time. Boston Private has recently invested significant time and money into development of a next-generation digital platform that enhances the client experience, streamlines processes such as onboarding and is well aligned with SVB’s own strategic priorities. This is another aspect of our private banking and wealth management strategy that would have taken several years to build ourselves.

Finally, Boston Private is well-respected and has a presence in many of the key innovation centers where our clients are located. The firm has long been able to attract talented wealth advisers, thanks to the reputation and expertise of its executive team, and the quality of its client-centric culture. We believe their culture and values are a good fit for SVB. We are pleased to welcome the CEO of Boston Private, Anthony DeChellis, who will jointly lead this business with SVB’s Head of Private Banking and Wealth, Yvette Butler.

Turning to Slide 7. We believe SVB’s leadership in the innovation economy and large balance sheet combined with Boston Private’s product set and technology, along with complementary talent and offerings of both firms will position us well to capture a larger share of this compelling market opportunity. Boston Private will add significant new capabilities to SVB and strengthen areas where we are already focused but need additional investment. Our combined private bank and wealth management business will bring together SVB’s robust lending solutions and unique access to alternative investment opportunities with Boston Private’s comprehensive products and advanced digital delivery to provide the full range of capabilities of a premier private banking and wealth management firm.

And now I’ll turn the call over to our CFO, Dan Beck, to discuss select financial highlights of our agreement.

Daniel J. Beck

Chief Financial Officer

Thank you, Greg. On Slide 8, you can see that Boston Private will create an immediate and meaningful scale in our private bank and wealth management business based on September 30 numbers. It will increase our assets under management by almost 12x, nearly triple our private bank loan portfolio and will result in a nearly 5x increase in private bank revenues.

Slide 9 outlines the proposed terms of the acquisition, which we expect to close in mid-2021, pending the approval of Boston Private shareholders and regulators. Based on SIVB’s closing price as of December 31, 2020, the transaction is valued at approximately $900 million, which represents approximately 4% of SVB’s market cap. The transaction consideration consists of approximately 80% SIVB shares and 20% cash. The total consideration and consideration mix may change based on the value of our stock price at closing.

As you’ll see on the slide, we’ve made a number of appropriately conservative assumptions about the transaction and anticipate the financial impact to SVB and Boston Private shareholders will be positive, with accretion to our tangible book value at closing, low single-digit accretion to EPS and an internal rate of return of more than 15%. Note that these metrics exclude revenue synergies, but those revenue synergies will be our primary focus and will drive additional investment in the opportunity and related growth initiatives to significantly deepen our client relationships.

With this in mind, we expect restructuring costs of approximately $200 million, primarily related to integration of SVB and Boston Private technology, infrastructure, teams and offices as well as investment to drive future growth. We believe SVB and Boston Private shareholders are getting a financially attractive deal with significant strategic upside.

Now I’ll turn the call over to SVB’s Chief Credit Officer, Marc Cadieux, to talk about the loan portfolio and our credit diligence.

Marc C. Cadieux

Chief Credit Officer

Thank you, Dan. Turning to Slide 10. Boston Private’s 4 largest loan categories are residential mortgage; multifamily; commercial and industrial; and commercial real estate. Boston Private has a track record of solid credit performance, and they continue to effectively manage down the level of COVID-related loan payment deferrals in their residential and C&I portfolios. At the same time, the company has approximately $1.4 billion of commercial real estate loans participating in its CRE second lien relief program. And approximately 11% of their loans are in the hospitality and retail sectors, among those hit hardest by efforts to combat the pandemic.

While there is strong pre COVID loan-to-value coverage in Boston Private’s retail and hospitality segments, a great deal of uncertainty, nonetheless, remains. Having said that, we have done an extensive and thorough review of Boston Private’s loan portfolio, policies and processes with a particular emphasis on the commercial loan portfolio. And we are confident that we have adequately assessed the risk.

While the eventual expiration of Boston Private’s payment deferral programs and CRE second lien loan relief program, which is scheduled to end by mid-2021, may lead to higher nonperforming loans, we expect the nonperforming loans that may materialize will not result in the commensurately high loan losses as reflected by our 2.25% credit mark.

And now I’ll turn the call back over to Greg Becker for the last few slides.

Gregory W. Becker

President, CEO & Director

Thanks, Marc. Turning to Slide 11. While our due diligence process was particularly focused on credit and balance sheet risk, it covered all the aspects of Boston Private’s business, including culture, talent retention and operational risk. As a result of our thorough due diligence, we are confident in our transaction assumptions.

We’ve done extensive work determining the go-to-market strategy and how we’ll deliver private banking and wealth management to our combined client base. While we expect private bank lending to provide immediate revenue synergies, we believe that wealth management synergies will emerge over time as we integrate our offerings, leveraging our compelling combined platform to attract more advisers and continue to grow this business. We estimate our adoption of Boston Private’s advanced digital platforms will accelerate our technology development by several years, enabling us to offer a next-generation user interface and efficient back-end systems for both private banking and wealth management that will drive additional growth and profitability.

This effort will require trust and collaboration between private bankers, wealth managers and commercial bankers. But we believe our cultural alignment and a shared client focus unite our visions. We will apply the lessons learned from our successful acquisition of Leerink 2 years ago to establish a strong engagement model between the new private bank organization and our commercial bank. From conversations we’ve had with employees of Boston Private and SVB, it’s clear to us that both teams are equally excited about this opportunity.

Moving to Slide 12. We expect this transaction to be positive for all stakeholders, not just for clients and shareholders, but also employees who will benefit from strong alignment between our cultures and the opportunity to grow client relationships in our communities, in which we will continue to be involved.

Turning to our last slide, 13. This is a financially attractive transaction that will significantly accelerate and scale the work we’ve been doing at our private bank and wealth management business and enable us to pursue our tremendous growth opportunity. We believe SVB and Boston Private bring complementary talent and capabilities to the table. And the combination will significantly benefit our combined clients through product synergies and an improved digital client experience. The acquisition promises to be accretive to tangible book value per share and EPS while diversifying our revenues, enhancing our profitability and contributing to our long-term sustainable growth.

We’re thrilled to be embarking on this journey with our new colleagues at Boston Private and are excited about the many opportunities ahead of us. Thank you. And now I’ll ask the operator to open it up for questions.

Question and Answer

Operator

[Operator Instructions] And our first question comes from Ebrahim Poonawala.

Ebrahim Huseini Poonawala

BofA Merrill Lynch, Research Division

Congratulations on using your currency, and it’s good to see a bank do a deal for growth reasons. But just in terms of the deal, Greg, I think every time you’ve talked about M&A on the wealth management side, I think it’s consistent with how you’ve messaged for the last few years, both you and Dan. At the same time, I think you’ve always talked about your focus on clients within the innovation economy.

Just talk to us in terms of how Boston Private’s — the makeup of Boston Private’s existing client base, how that fits into that strategy that should we expect? Or do you assume some attrition as a result of that?

And on the other hand, also talk about just in terms of the growth, like you talk about the $400 billion target opportunity. Just tell us in terms of how you expect in terms of strategically going after that, how quickly some of that can be achieved as you think about the next few years in this business?

Gregory W. Becker

President, CEO & Director

Well Ebrahim, I think there were about 6 or 7 questions in your question, so I will try to go through that as best as I can. So let me start with this. Our focus has been and will continue to be on the innovation economy. That’s what we’re known for. That’s what our brand is all about.

And so when you think about the opportunities ahead of us, first of all, we’re looking at how do we build out our private banking and wealth platform in an accelerated way. And to be honest, there are very few opportunities out there that are exclusively focused on the innovation economy. So we had a choice, at the end of the day, was do we build, which is going to take a lot longer to play out or do we actually look at buying something?

And so when I think about Boston Private and what they bring to the table, as I’ve said in my opening comments, they’ve got deep expertise in private banking and wealth. And they actually have some — and I would say, I was surprised by some interesting things on the commercial banking side that we are going to take a look at, some we’re going to put into our business and some we want to learn more about. And those fit into areas such as nonprofits, multifamily lending, professional services and even selectively some CRE lending.

And where we’ve talked about with Anthony and the team, where they’re going, the direction, I think you see where they’re headed was very much about in private banking and wealth. So I actually think there’s a lot of overlap. And when you take private banking and wealth clients, whether they’re innovation clients or whether they’re traditional high net worth individuals, there’s a lot of overlap. They need a lot of the same services. So we believe many of those things are transferable and we get the benefit of some additional expertise in other areas that we didn’t have before.

The final piece is in — when I think about the geographic footprint. While Boston Private’s focus isn’t the same as ours in the innovation economy, by virtue of them being in the markets, similar markets to us, Northern California, Southern California, Boston, New York and now Florida, you look at those places, and that’s where innovation is happening. Or in the case of Florida, that’s where wealth goes in many cases. And increasingly, you read about this in the headlines every day, more companies and executives are moving to Florida for a lot of different reasons. So we believe, when we think about the footprint and the fact they do have overlapping geographies, that they already have some innovation. And now we’re going to be able to take that expertise and actually leverage our platform to create something really special. So it’s not a defocus. It’s not a de-emphasis. It’s what’s our approach to growth. And we certainly believe this is the best next step forward.

Ebrahim Huseini Poonawala

BofA Merrill Lynch, Research Division

Greg, and there are probably about 8 questions in there, sorry about that. And just as the follow-up to that, so the $400 billion that you highlight. Does it tactically, like do you now go on a hiring spree? Or is there this opportunity that you see in front of you that you can bring into the bank at a much faster time line? Just give us a sense of how we should assume some of that revenue accretion tied to this targeted opportunity coming into the bank for the next year, over the next few years?

Gregory W. Becker

President, CEO & Director

Yes. First and foremost, Ebrahim, we need to make sure the integration goes well. And so that’s number one, the most important thing. But we do have some time, again, subject to doing it the right way and not overstepping boundaries between now and when the deal closes, to talk about what that integration will look like and the go-to-market strategy. So that when we do close the deal, that we hit the ground running very quickly.

Now to your question specifically, what about talent attraction? In talking to Yvette and talking to Anthony, that is clearly part of our strategy. And we believe what we’re going to offer advisers and other players that are on the wealth side is we offer something very few have, which is a massive growth market. And we, as I said in my opening comments, our clients in the commercial banking side are the best companies and the fastest-growing companies by a wide margin. And that’s where most wealth is created.

So what we’re going to provide is an opportunity for advisers to come in, not just the ones we have in our platform, but new advisers that look at this as an opportunity. So first and foremost, get the integration right. Secondly, make sure that we’re capitalizing on the talent that we already have on the platform. And then selectively adding talent who want to be part of what we believe is going to be a super compelling private bank and wealth growth story.

Operator

And our next question comes from Steve Alexopoulos from JPMorgan.

Steven A. Alexopoulos

JPMorgan Chase & Co, Research Division

I wanted to start. So Greg, I know improving wealth management has been a key strategic initiative for a couple of years now, right? That’s what led to you as bringing Yvette into the company. How did this come about? Was this an opportunity presented to you? Or did you identify Boston Private as a solution to get you much quicker where you want to be?

Gregory W. Becker

President, CEO & Director

Well, so Steve, it goes back to what you said. I’ll just kind of add on to what your comment was. I had said publicly, we have said publicly for the last several years that private banking and wealth is an incredible opportunity given our client base. And we have been expanding this market. Yvette, that hire in 2018 was part of that. And what the team has done, we’ve seen really, really nice growth. Our product set is being built out. We’ve added great talent to the platform. But that being said, we still look at how fast the market is growing and we wanted to make a bigger move, a bolder move. We’ve said — I said on earnings calls that we’re looking and we’re evaluating inorganic growth opportunities in private banking and wealth and we were.

And when you look at it, what Boston Private brings to the table is not just the wealth which they have, but it’s the planning and it’s everything else, plus the technology, plus a leadership team that you combine with Yvette and what we have. All those things are what makes it compelling. So over the last few months, as we’ve gotten closer with Anthony and the team, we’ve gotten more and more excited about it.

And as I said, we certainly believe this is the right next step for us to build out our private bank and wealth platform. And well, when the deal closes, you’ll be able to see a lot more about it. But I know I am and our team is excited about it.

Steven A. Alexopoulos

JPMorgan Chase & Co, Research Division

And Greg, is the plan still to target influencers, right? The private bank has — always had a fairly narrow focus. Or do you see this now as a more mass market approach to the business?

Gregory W. Becker

President, CEO & Director

Yes. Here’s how I would describe it, Steve. You think about a bull’s eye. We had a very, very, very targeted bull’s eye. And if you think about in a bull’s eye, there’s probably 7 additional rings. And the final ring, if you had that — the largest ring, that’s where everybody that has any wealth at all would be a target market. That’s where most private banks and wealth target. I see this as we are firmly committed to the center of that bull’s eye. And maybe we’ll move 1 ring outside by expanding it, but we are not going to make this a mass market play.

And so do I think that there is an incredible opportunity? We believe that when you look at not just what our clients have, but what you actually have in the overall innovation economy, we believe that number is north of $1 trillion of wealth. So when you think of that, that’s a big, big opportunity. At the same time, I want to add 1 more thing because it’s important for the Boston Private clients. The amazing clients that are already there, we are client-focused as they are. And so our intent is clearly to take care of the clients that already exist on the Boston Private platform and give them access to our broad platform. And so that’s going to be compelling.

But when you think about — just pause on that for a second. So we’re going to take care of clients on both sides, right, through 1 unified team. But where is the growth going to come from? The growth is going to come from the innovation economy. And so that’s what we’re excited about. And I know, Anthony and Yvette and I certainly feel the same way.

Steven A. Alexopoulos

JPMorgan Chase & Co, Research Division

That’s helpful. Greg, maybe for one final one. So one of the challenges of the model has always been a relatively low loan-to-deposit ratio, right, because your core customers just haven’t historically borrowed. And when I look at the new verticals, whether it’s C&I, commercial real estate, do you — how are you viewing that? Do you look at that and say we can ramp those and drive the loan-to-deposit ratio higher? Do you say they’re outside of our core competency, which has been the view of the company for the last 20 years or at least probably 20 years? And do you exit those? Like how do you look at all these lending capabilities?

Gregory W. Becker

President, CEO & Director

Yes. So I’m going to focus on growth, Steve, and that’s what you kind of centered your question on. Do I think that part of this will be growing nonprofit lending, professional services, multifamily, office, those sorts of areas? Yes. Do I see us growing stock secured lending, both private and public? Absolutely. And that I actually think is you look at the ones I just mentioned are the biggest ones.

What we need to work with Anthony and dig into more is the CRE portfolio and the C&I portfolio. So you look at those pieces, we’re going to be spending time to learn more about that. And I believe there probably will be some opportunities there. But the growth is going to be in the other areas.

And one final piece. Again, when I think about where our growth has come in our private bank, on mortgages, that’s been a great business which we still think has massive opportunity to grow. And I know in talking to Boston Private, they certainly feel it’s been — it’s a massive opportunity for growth as well. But one of their limitations, which will be solved with this combination is the fact that liquidity will no longer be an issue. So they won’t have to worry about deposits to fund mortgage growth. We have that in spades, as you know, and that will be an exciting part.

So how will the loan-to-deposit ratio shake out? That I don’t know, because you know our business overall, collectively, is one of the most liquid anywhere. You saw those numbers through the third quarter. And so that obviously — we’ll see how that changes over time. But we certainly expect it to continue to be a highly liquid market.

Operator

And our next question comes from Ken Zerbe from Morgan Stanley.

Kenneth Allen Zerbe

Morgan Stanley, Research Division

All right. Great. I guess, starting off, in terms of the restructuring costs, the $200 million, it looks fairly large relative to the $900 million deal. I know you mentioned that there’s growth investments in there as well as the integration costs. But can you just break that out a little bit? And I’m just trying to figure out if the growth investments are truly part of the deal or if you’re kind of funding those investments with the deal in some way?

Daniel J. Beck

Chief Financial Officer

Ken, it’s Dan. I’ll start and Greg may want to add. So again, this is a deal for growth. So if you think of the key themes to remember, one, leveraging Boston Private’s talent to more quickly expand our private bank wealth management capabilities; and two, accelerating our digital capabilities in the business, those are really both core to our strategy. As a result, we’re expecting a large portion of that restructuring to be, one, technology-focused; and two, retention for Boston Private’s exceptional team. There are also components of the tech spend, if you think about where we are from a balance sheet perspective, for us to be a large financial institution and to be ready for that as we cross over that mark as a combined entity in ‘21. And finally, some restructuring of real estate as we face a different corporate and branch landscape as we shift more to digital interactions. So Ken, Greg mentioned it before. We’re clearly not doing this for the cost synergies. And we’re in this to grow the business.

Kenneth Allen Zerbe

Morgan Stanley, Research Division

Got it. Okay. And then just to be clear, the $200 million, that’s — you still get tangible book value accretion, including the entire $200 million. Correct?

Daniel J. Beck

Chief Financial Officer

That’s right, Ken.

Kenneth Allen Zerbe

Morgan Stanley, Research Division

Okay. And then are you able to quantify the tangible book value accretion?

Daniel J. Beck

Chief Financial Officer

It’s in the low, let’s call it, single digits from an accretion perspective. And again, like we said, the restructuring charges are sitting in there on a post-tax basis.

Kenneth Allen Zerbe

Morgan Stanley, Research Division

Got it. Okay. Perfect. And then just one final question, if I may. Obviously, with $17 billion of assets under management, certainly much bigger than what you were. I know — I obviously heard Greg’s answer about sort of targeting the center of that bull’s eye. But even at $17 billion, do you feel that you have enough scale to really be successful in the wealth management business in terms of your target market? Or is this, do you need more deals? Do you need to acquire more wealth management to grow your assets to be really competitive? Or is this really just focusing purely on sort of your technology clients and that’s kind of it? So as long as they’re happy, this works?

Gregory W. Becker

President, CEO & Director

Yes. So I’ll take it. So when I think about the opportunity, again, we’ve got an incredible opportunity in front of us. And so we, first and foremost, the most important thing is to integrate what we have to make sure that we — everything is humming along. And do I believe that we’re going to be bringing more resources and capability to capitalize on the tremendous opportunity? The answer is yes.

Will it be an acquisition or do we believe we’re going to have the leadership team on a combined basis that can both attract and assimilate individuals and teams without having to go out and acquire? The answer is we believe that’s the case. Now that doesn’t mean that we wouldn’t look at something from an acquisition of an RIA or something like that. But we certainly believe, in talking to Anthony and talking to Yvette, that the growth opportunity we have is going to look very appealing to some very strong wealth advisers on their current platform and being willing to join this combined platform.

Operator

And our next question comes from Jennifer Demba from Truist Securities.

Jennifer Haskew Demba

Truist Securities, Inc., Research Division

Can you just talk about client — your client and employee retention strategy for this transaction? And also kind of just provide some color on what strategies you used with Leerink that you’re going to use again with Boston Private?

Gregory W. Becker

President, CEO & Director

Yes. So I’ll start, and Dan may want to add to it. When I think about people retention, there’s — I think about people staying on the platform. And it’s the same at SVB’s — on SVB’s platform, a deal or no deal.

And people stay, in my view, is for 3 reasons. One is the opportunity. The opportunity they have in front of them. #2 is the culture and the values, and I put those 2 together. And then the third one is compensation, being fairly compensated. So my view is — and I actually believe those are in probably — the order is probably culture and values, number one; growth; and then third is compensation. So we got to pay fairly, no question. And we’ll do that — we do have retention built into this to make sure that over the next year to 2 years that people are focused, they don’t have to worry about that. But the most important thing is opportunity and culture.

And one of the things that, again, as we did our due diligence that was so compelling on the culture side, is, I believe too many institutions out there have a star model where individuals are recognized and anointed, and that’s how they get exposure. And we have amazing people. So it doesn’t mean we don’t have stars, but you can still have stars and not have them act like stars. And that’s a team-based approach. And we take that approach and what I have seen when talking to Anthony, what I’ve seen in talking with the leadership team and talking to other people, that’s their approach. It’s a team-oriented approach. And so that culture and values is so strong, and it’s so strong at SVB. That, to me, is the most important part of retention.

Now we talked many times over this call about the opportunity. So I am personally not worried about the opportunity and retaining people for what could be ahead. And so the final piece is compensation. We pay fairly. And again, we have retention built into this. So when you look at those 3 things, I think you always have to be paranoid about it. But I think we’ve done a good job of both assessing the risk and managing it.

Operator

And our next question is from Bill Carcache.

Bill Carcache

Wolfe Research, LLC

In contrast to many other banks where risk-based capital ratios like Common Equity Tier 1 are binding, leverage has historically been binding for you guys. Could this acquisition and the growth opportunity that it represents in any way change which of your capital ratios will be most binding in the future?

Daniel J. Beck

Chief Financial Officer

Yes. I’ll take that. And if I think about the impacts of this deal from a capital perspective, it doesn’t move that binding capital ratio and Tier 1 leverage materially. But where we continue, as we have always focused, is on our Tier 1 leverage ratio. We continue to ensure that we’ve got the right flexibility to support the growth of our organic business as well as these new interesting opportunities.

I believe, just based on how our balance sheet is structured and the size of the liquidity that Greg mentioned earlier, that Tier 1 leverage is always going to be the constraint. And I do believe, at the end of the day, we’ve got the flexibility to be able to manage that and to be able to support the growth of the company on an ongoing basis.

Bill Carcache

Wolfe Research, LLC

Understood. That’s very helpful. And then, Greg, you clearly have a wide range of options available to you with your currency. Can you give a little bit more color on the selection process and whether it was competitive in any way? And just how long it took? Just any overall color from that perspective.

Gregory W. Becker

President, CEO & Director

Well, it’s — I’ll start with the part about how long it took. Obviously, it takes a little bit longer in a COVID virtual world. But outside of that, I think the process was pretty straightforward. We — again, I’ll go back to what I said a few minutes ago. When we think about the opportunities ahead of us, it was — let’s look at something — if we can find something that has a more broad-based solution set, that’s appealing, number one. Number two, having the people and the talent, we also get technology. When you look at all the different things that we get with the acquisition of Boston Private, it checks so many boxes.

What’s been talked about as well is what about just wealth itself, wealth advisers. And that is a piece of the puzzle. But I certainly believe that the combined — our private bank, combined with Boston Private, those 2 pieces with the additional capabilities in the areas such as — they would call it commercial banking, I call it specialty lending, nonprofit lending, professional services, multifamily, CRE, those sort of things, provide a broadened product set. And so once you have that foundation done, then I believe we can go out and approach the wealth management opportunity in a more aggressive way.

And I’ll repeat what I’ve said several times, it may be an acquisition, but it’s unlikely. It will more likely be bringing people and teams of people on board because of the 3 things I talked about: culture, opportunity and compensation, in those orders.

Operator

And our next question comes from John Pancari.

John G. Pancari

Evercore ISI Institutional Equities, Research Division

Just a question on the EPS accretion. I know you indicated low single digits. Just wondering if you can perhaps help us with the timing of what’s the time frame that you see that accretion? And possibly, you can give us a little bit more clarity around how you’re defining low single digit, just how we should think about it.

Daniel J. Beck

Chief Financial Officer

Yes. I’ll start, and Greg may want to add. If we look at the EPS accretion, again, low single digits. And as Greg mentioned earlier, within the bounds of what we can do between now and the actual — the close of the deal. We’re going to make sure that we’re ready. We’re going to focus on the integration. We’re trying to get things moving as quickly as possible. So really, from the start, we believe that it will be accretive, and that will be in the first full year of our combination together. So whenever the close date within that first full year, it will be in that low single digits accretion again. And this is without the benefit of those revenue synergies.

So that’s what our expectation is. That’s the timing. And again, the focus is on integration and getting what we can do within the boundaries that are set for us to be able to make sure that we’re getting this done.

John G. Pancari

Evercore ISI Institutional Equities, Research Division

Got it. All right. And the — on the cost saves front related to the accretion, can you just give us a little bit more detail on the drivers of the cost saves? I know there’s not a — there’s fairly a lot of branches that we’re talking about here. So where is the 20% primarily coming from?

Daniel J. Beck

Chief Financial Officer

Yes. I’ll start, and Greg might want to mention it as well. I mean, I think if we take a step back and we look at where the savings are, there’s clearly some opportunities as we look at real estate. COVID has given us the opportunity to work more in the digital environment. And as we look across corporate real estate and if we look at some of the potential for some branch consolidations, those are clearly out there in the opportunity for some savings.

I think if we also look across our organizations, there is — obviously, this deal is not being done from a cost savings perspective. But there are some overlaps in some small areas where we do see some consolidation included within the cost synergies. So really, again, when we look at this from a deal perspective, roughly 20% cost synergies is pretty small compared to other deals. And again, this isn’t done for the cost synergies. It’s done from a growth perspective.

Gregory W. Becker

President, CEO & Director

And the only thing I would add to what Dan said is just on the technology side. Obviously, we had plans to spend a certain amount of money on technology and, obviously, so did Boston Private. So when you merge us together, there are savings there as well.

So when you add up all that, it’s not a huge number. So this is not about again, headcount reduction. It’s just when you add up all the pieces that Dan and I both talked about, you end up with that number.

John G. Pancari

Evercore ISI Institutional Equities, Research Division

Got it. All right. That’s helpful. I’m sorry, if I could just ask one more on — kind of a 2-part on the credit side. C&I, looks like your deferral rate there, I know you acknowledged it was elevated — the deferral rate on the Boston Private book is around 9% to 10%. So why so high? I know peers are in the low single-digit range.

And then separately, and it sounds like you’re committed initially here to the commercial real estate portfolio. What’s your longer-term plan there? If you could just give us some thought. I know 30% of it is in retail and hospitality. So clearly, it’s going to be an area of a bit of a challenge here in the near term.

Gregory W. Becker

President, CEO & Director

I’m going to — I’ll start on the second question, and then I’m going to have Marc answer the question on deferrals and anything else related to credit quality, specifically around CRE.

So we’re — we know enough — I would say, enough to be dangerous about the portfolio and how it operates. So you commented specifically around we’ll call COVID-related industries, so hospitality and industries that have been more dramatically impacted. Obviously, if you would — if you talked to Anthony, you talked to his team, and I believe they’ve said this on their earnings calls, that is not an area of growth for them. They’re not planning to expand that, and we certainly wouldn’t expect them to expand it nor would we expect to expand that. So that will be evaluated.

If you take that to the side and then just look at CRE in general. CRE has not been a primary focus of ours. But we do have more requests coming from our private bank clients and some of whom are commercial clients that are looking for owning their own facility. There are some private equity businesses that we want to evaluate to see if that is a good business to go into or continue to expand into where private equity is doing real estate deals.

And so our intention is to work together to look at that and consider where there are growth opportunities. And so I feel really good about the path forward. So I would say stay tuned. As we get closer and we can share more information, we’ll have a clear path ahead about what things will look like. So with that, let me turn it over to Marc to get more specific into the credit question you asked.

Marc C. Cadieux

Chief Credit Officer

Yes. And to just revisit that question. So you’d asked about payment deferrals. And here, Boston Private’s remaining loans on payment deferral is actually pretty modest. It came down in the third quarter to roughly $150 million combined between C&I and residential mortgage.

But then there is another program, the commercial real estate second lien loan program. Not actually a deferral program per se but rather what Boston Private did was make loans secured by a second lien on the subject property equivalent to principal and interest payments for 12 months on the first loan. And so in effect, it provides 12 months of relief to the roughly half of their CRE portfolio that participated in that program and continue out into the middle of 2021.

And when you think about the nature of COVID, and in particular, its impact on hospitality and retail, which are called out specifically here, that 12 months really, when you look at how things have unfolded, was probably a pretty prudent move on Boston Private management to give the extra time that these types of properties were going to need to recover. Obviously, the — 2021, we come into with a fair bit of uncertainty. But again, with the program expiring in the middle of 2021, lots could happen, both good and bad between here and there. And again, I think we took all of that into consideration as we zeroed in on our credit mark.

Operator

And we have no more questions at this time. And I’d like to turn it back to Greg Becker for closing comments.

Gregory W. Becker

President, CEO & Director

Great. Thanks, Darryl. So just a few comments. And again, I appreciate everyone joining our call. We look at this as an immediate add to the scale of our private banking and wealth business. It’s a massive market. Our clients, again, $400 billion of wealth. And if you look at the overall innovation economy, we look at it as being north of $1 trillion.

When you think about all the complementary capabilities that our private bank brings to the table and Boston Private in its totality brings, right, and that’s private banking and wealth to include the commercial banking that I described earlier, that is a really compelling opportunity. It accelerates our digital client experience, it’s accretive to tangible book value and earnings and diversifies our revenue and enhances profitability. So when I think about all those things, we feel really, really good about it.

And maybe one last thing before I close, because I know there’s questions about this. We have, as does Boston Private, an extreme focus on clients, their success, supporting them through the good times and the bad times. And so I know there’s questions about how we’re going to look at commercial banking and CRE and those sort of things. But I can tell you, our commitment is to take care of those clients and to work with them and to be a partner with them, as we are with all our partners and all our clients over many, many years.

So I’m looking forward to getting to know the clients more, the team more and to work with them to build something incredibly special and incredibly unique. So with that, I just want to thank everyone for joining us. And also finally, welcome the entire Boston Private team to SVB. Thank you.

Operator

And thank you, ladies and gentlemen, this concludes today’s conference. Thank you for participating. You may now disconnect.

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 including but not limited to SVB’s and/or Boston Private’s expectations or predictions of future financial or business performance or conditions. Forward-looking statements are typically identified by words such as “believe,” “expect,” “anticipate,” “intend,” “target,” “estimate,” “continue,” “positions,” “prospects” or “potential,” by future conditional verbs such as “will,” “would,” “should,” “could” or “may”, or by variations of such words or by similar expressions. These forward-looking statements are subject to numerous assumptions, risks and uncertainties, which change over time. Forward-looking statements speak only as of the date they are made and we assume no duty to update forward-looking statements. Actual results may differ materially from current projections. In addition to factors previously disclosed in SVB’s and Boston Private’s reports filed with the U.S. Securities and Exchange Commission (the “SEC”) and those identified elsewhere in this document, the following factors, among others, could cause actual results to differ materially from forward-looking statements or historical performance: ability to obtain regulatory approvals and meet other closing conditions to the merger, including approval by Boston Private’s shareholders on the expected terms and schedule; delay in closing the merger; the outcome of any legal proceedings that may be instituted against SVB or Boston Private; the occurrence of any event, change or other circumstance that could give rise to the right of one or both parties to terminate the merger agreement providing for the merger; difficulties and delays in integrating Boston Private’s business or fully realizing cost savings and other benefits; business disruption following the merger; changes in asset quality and credit risk; the inability to sustain revenue and earnings growth; the inability to retain existing Boston Private clients; the inability to retain Boston Private employees; changes in interest rates and capital markets; inflation; customer borrowing, repayment, investment and deposit practices; customer disintermediation; the introduction, withdrawal, success and timing of business initiatives; competitive conditions; the inability to realize cost savings or revenues or to implement integration plans and other consequences associated with mergers, acquisitions and divestitures; economic conditions; the impact, extent and timing of technological changes, capital management activities, and other actions of the Federal Reserve Board and legislative and regulatory actions and reforms; and the impact of the global COVID-19 pandemic on SVB’s and/or Boston Private’s businesses, the ability to complete the proposed merger and/or any of the other foregoing risks. Annualized, pro forma, projected and estimated numbers are used for illustrative purpose only, are not forecasts and may not reflect actual results.

Important Additional Information and Where to Find It

In connection with the proposed merger, SVB will file with the SEC a Registration Statement on Form S-4 that will include a Proxy Statement of Boston Private and a Prospectus of SVB, as well as other relevant documents concerning the proposed transaction. The proposed merger involving Boston Private and SVB will be submitted to Boston Private’s shareholders for their consideration. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. INVESTORS AND SHAREHOLDERS OF BOSTON PRIVATE ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS REGARDING THE MERGER WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

A free copy of the Proxy Statement/Prospectus, as well as other filings containing information about SVB and Boston Private, may be obtained at the SEC’s Internet site (http://www.sec.gov). Copies of documents filed with the SEC by SVB will be made available free of charge on SVB’s website at http://ir.svb.com or by contacting SVB’s Investor Relations department at 408.654.7400; 3005 Tasman Drive, Santa Clara, CA 95054; or ir@svb.com. Copies of documents filed with the SEC by Boston Private will be made available free of charge on Boston Private’s website at http://ir.bostonprivate.com or by contacting Boston Private’s Investor Relations department at 617.912.4386; 10 Post Office Square, Boston, MA 02109; or abromley@bostonprivate.com.

Participants in the Solicitation

SVB, Boston Private and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Boston Private in connection with the proposed merger. Information about the directors and executive officers of SVB is set forth in the proxy statement for SVB’s 2020 Annual Meeting of Stockholders, which was filed with the SEC on March 9, 2020, and other documents filed by SVB with the SEC. Information about the directors and executive officers of Boston Private is set forth in the proxy statement for Boston Private’s 2020 Annual Meeting of Shareholders, which was filed with the SEC on March 16, 2020, and other documents filed by Boston Private with the SEC. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the Proxy Statement/Prospectus regarding the proposed merger when it becomes available. Free copies of this document may be obtained as described in the preceding paragraph.

Use of Non-GAAP Financial Measures

To supplement financial disclosures that are presented in accordance with GAAP, this communication utilizes certain non-GAAP measures of financial performance including Boston Private’s tangible common equity and Boston Private’s tangible book value per share. These supplemental performance measures may vary from, and may not be comparable to, similarly titled measures by other companies in Boston Private’s industry. Non-GAAP financial measures are not in accordance with, or an alternative for, GAAP. Generally, a non-GAAP financial measure is a numerical measure of a company’s performance that either excludes or includes amounts that are not normally excluded or included in the most directly comparable measure calculated and presented in accordance with GAAP. A non-GAAP financial measure may also be a financial metric that is not required by GAAP or other applicable requirement. Boston Private’s management believes that the non-GAAP financial measures used in this communication, when taken together with the corresponding GAAP financial measures, provide meaningful supplemental information regarding Boston Private’s performance by providing additional information that is not otherwise required by GAAP or other applicable requirements that is helpful for investors to effectively analyze financial trends of ongoing business activities, and to enhance comparability with Boston Private’s peers across the financial sector. However, these non-GAAP financial measures should be considered in addition to, not as a substitute for or superior to, other financial measures prepared in accordance with GAAP. Please see the reconciliation tables beginning on page 16 of Boston Private’s latest earnings release filed as an exhibit to Boston Private’s Form 8-K on October 21, 2020 for reconciliations of the most comparable GAAP financial measures to the non-GAAP financial measures used in this communication.